December 7, 2007

Rufus Decker,

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-1004

Re:	Tempur-Pedic International Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007
Schedule 14A filed April 3, 2007
File No. 1-31922

Dear Mr. Decker:

We have reviewed your November 13, 2007 letter (“the Letter”) regarding your comments on the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by Tempur-Pedic International Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) and provide the following responses to your comments.

I.	Responses to Comment Letter dated November 13, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see our comments below for a description of the additional disclosures or other disclosure that will be made in future filings.

Please be advised that, while the disclosure will change for fiscal year 2007, we have supplemented the disclosure from our 2006 Form10-K, September 30, 2007 Form 10-Q and our 2007 proxy statement in this letter to demonstrate how we propose to address your comments in future filings. Page references below are to pages from the applicable document and italicized portions indicate the new disclosure. All dollar and share amounts are reflected in thousands unless otherwise identified.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 6— Selected Financial Data. page 22

2.	Please also present your basic earnings (loss) per common share for each of the last five fiscal years. See Item 301 of Regulation S-K.

The Company will disclose in future filings basic earnings (loss) per common share for each of the last five fiscal years in the Selected Financial Data table. The following presents the proposed disclosure:

	Tempur-Pedic International Inc									Predecessor
	2006		2005		2004		2003		Period From November 1, 2002 to December 31, 2002	Period From January 1, 2002 to October 31, 2002
Statement of Income Data:
Net sales	$945,045		$836,732		$684,866		$479,135		$60,644	$237,314
Cost of sales	484,507		412,790		323,852		223,865		37,812	110,228

Gross profit	460,538		423,942		361,014		255,270		22,832	127,086
Operating expenses	251,233		233,327		210,023		157,885		23,825	85,518

Operating income/(loss)	209,305		190,615		150,991		97,385		(993)	41,568
Interest expense, net	(23,920)		(20,264)		(23,550)		(20,521)		(2,955)	(6,292)
Other income/(expense)	(10,620)		(3879)		(5,254)		(15,662)		1,341	(2,899)

Income/(loss) before income taxes	174,765		166,472		122,187		61,202		(2,607)	32,377
Income taxes	62,443		67,143		47,180		23,627		640	12,436

Net income/(loss)	112,322		99,329		75,007		37,575		(3,247)	19,941
Preferred stock dividend	—		—		—		—		1,958	1,238

Net income/(loss) available to common stockholders	$112,322		$99,329		$75,007		$37,575		$(5,205)	$18,703

Balance Sheet Data (at end of period):
Cash and cash equivalents	$15,788		$17,855		$28,368		$14,230		$12,654	$6,380
Restricted cash	—		—		—		60,243		—	—
Total Assets	725,666		702,311		639,623		620,349		448,593	199,641
Total senior debt	312,966		193,056		192,171		226,522		148,121	88,817
Total debt	361,132		344,481		289,671		376,522		198,352	89,050
Redeemable preferred stock	—		—		—		—		—	15,331
Total Stockholders’ Equity	$213,348		$226,329		$213,621		$122,709		$151,606	$39,895

Other Financial and Operating Data (GAAP):
Depreciation and amortization	$28,676		$27,882		$28,519		$23,975		$3,306	$10,383
Net cash provided by operating activities	$165,815		$102,249		$76,966		$46,950		$12,385	$22,706
Net cash used by investing activities	$(37,861)		$(86,584)		$(38,351)		$(71,107)		$(1,859)	$(4,646)
Net cash (used) provided by financing activities	$(132,476)		$(19,955)		$(28,507)		$26,574		$(4,221)	$(19,702)
Basic earnings (loss) per common share	$1.32		$1.01		$0.77		$3.32		$(0.67)	N/A
Diluted earnings (loss) per common share	$1.28		$0.97		$0.73		$0.39		$(0.67)	N/A
Capital expenditures	$37,211		$84,881		$38,419		$32,597		$1,961	$9,175

~~Other Financial and Operating Data (non GAAP)~~
~~Ratio of earnings to fixed charges~~	~~6.6~~	~~x~~	~~7.9~~	~~x~~	~~5.9~~	~~x~~	~~3.6~~	~~x~~	~~—~~ 	~~5.1~~	~~x~~

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 7 — MD&A, Liquidity and Capital Resources, Contractual Obligations. page 37

3.	Please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

The Company will disclose in future filings a presentation of estimated future interest payments in our Contractual Obligations and other Commitments table. The following presents the proposed disclosure:

	Payment Due By Period
Contractual Obligations	2007	2008	2009	2010	2011	After 2011	Total Obligations
($ in millions)
Long-term debt	$19.5	$19.5	$19.4	$16.5	$276.0	$10.2	$361.1
Interest payments (A)	21.3	20.1	18.9	17.8	9.0	1.1	88.2
Operating leases	4.3	3.7	3.1	2.3	2.1	5.7	21.2
Capital expenditure commitments	0.8	—	—	—	—	—	0.8

Total	$45.9	$43.3	$41.4	$36.6	$287.1	$17.0	$471.3

(A)	Represents interest payments under our debt agreements outstanding as of December 31, 2006, all of which are subject to variable interest rates. Interest payments were calculated using assumed variable interest rates ranging from 4.78% to 6.41% (based on rates effective as of December 31, 2006). Interest rates are based on LIBOR plus applicable margin, except for the IRB debt which is a weekly rate set by the remarketing agent. The actual interest rates on the variable rate indebtedness incurred and the amount of our indebtedness could vary from those used to compute the above interest payments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 7 — MD&A, Factors That May Affect Future Performance. page 37

4.	We note that your overall product mix has shifted to mattresses and other products and that your mattresses generally carry lower margins than your pillows and are sold with lower margin products such as foundations and bed frames. Please discuss whether this shift in product mix represents a trend and, if so, the impact this trend may have on your gross margin. Please refer to MD&A Interpretive Release No. 34-48960 (December 2003).

As part of the preparation of its periodic reports, the Company evaluates its business to determine whether there are any “known material trends and uncertainties” as discussed in the Staff’s MD&A Interpretive Release No. 34-48960 (December 2003). With respect to gross margin trends, the Company’s practice has been to address known gross margin trends in its gross margin disclosure within the MD&A section of the periodic report. In particular, we note that the Company addressed gross margin within the MD&A on page 28 in our December 31, 2006 Form 10-K. The disclosure summarized known trends that were expected to affect gross margin and provided management’s expectations at the time regarding the anticipated impact from the ramp-up of the Company’s new facility in New Mexico as well as the minor impact relating to channel and product mix, together with the anticipated net effect on gross margin for the full year 2007 as a result of these factors. The Company updated this gross margin disclosure in the MD&A section of the Form 10-Q for the third quarter, on pages 23 and 24. With respect to product mix shift specifically, we note that as a result of strong pillow sales during 2007, this factor has had only a modest impact on gross margin during the first three quarters of 2007, as anticipated in the disclosure in our 2006 Form 10-K. Going forward, the Company expects that it will continue this type of disclosure in the MD&A section of its periodic reports, although this specific disclosure may vary period to period depending on our evaluation of the anticipated impact of various factors at that time.

In addition, in future filings the Company will add a paragraph in the MD&A to the section titled “Factors that May Affect Future Performance” to provide a general discussion of the type of factors that could effect gross margin. The following presents the proposed disclosure:

Gross Margins — Our gross margin is primarily impacted by product and channel mix, operational efficiency and the cost of raw material. Overall product mix impacts our gross margins because mattresses generally carry lower margins than our pillows and are sold with lower margin products such as foundations and bed frames, and our overall product mix has shifted to mattresses and other products over the last several years. Our margins are also impacted by the growth in our retail channel because sales in our retail channel are at wholesale prices whereas sales in our direct channel are at retail prices. Our gross margin can also be impacted by our operational efficiencies, including in particular levels of utilization at our three manufacturing facilities. Future increases in raw material prices could have a negative impact on our gross margin if we do not raise prices to cover increased costs. We anticipate gross margin to be slightly down for the full year 2007 as a result of the ramp-up of our new facility in New Mexico, as well as some minor impact related to channel and product mix. However, we feel that the decrease in our gross margins will be moderated by the continuation of our productivity initiatives.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 7 — MD&A, Factors That May Affect Future Performance. page 37

5.	We note from your risk factor discussion that as you approach your long-term target of expanding distribution into new stores, that your growth in sales will increasingly depend on your ability to generate sales in your existing accounts. Please discuss the extent to which you expect that your future growth, as compared to historical growth, may be impacted as the amount of your new retail accounts decline and you begin to rely more heavily on sales from existing accounts.

The Company will disclose in future filings the effect on our sales growth of increasing sales to our existing retail accounts. The following presents the proposed disclosure that will be made in the “Factors That May Affect Future Performance” within the MD&A and will replace the first three paragraphs of “Significant Growth Opportunities” on pages 37 and 38 of the 2006 Form 10-K.

Significant Growth Opportunities—We believe there are significant opportunities to take market share from the innerspring mattress industry as well as other sleep surfaces. Our market share of the overall mattress industry is relatively small in terms of both dollars and units, which we believe provides us with a significant opportunity for growth. By expanding our brand awareness and offering superior sleep surfaces, we believe consumers will continue to adopt our products, which should expand our market share. We believe that the premium and specialty bedding categories that we target will continue to grow at a faster rate than the overall mattress industry and we believe we will continue to experience the benefits of this consumer adoption.

In addition, by expanding distribution within our existing accounts, we believe we have the opportunity to grow our business by expanding our sales force as necessary and extending our product line. Expansion gives our salespeople fewer stores to call on, resulting in more time spent with each retail location so they can work with them on merchandising, training and educating retail associates about the benefits of our products. Additionally, by extending our product line, we should be able to continue to expand the number of Tempur-Pedic models offered at the retail store level which should lead to increased sales. Based on this strategy we believe a focus on expanding distribution within our existing accounts provides for continued growth opportunities and market share gains.

Expanding distribution into new stores is also a source of growth opportunities. Our products are currently sold in approximately 6,050 furniture and bedding retail stores in the U. S., out of a total of approximately 10,000 stores we have identified as appropriate targets. Within this addressable market of approximately 10,000 stores, our plan is to increase our total penetration to a total of 7,000 to 8,000 over time. Internationally, our products are available in approximately 4,450 furniture retail and department stores, out of a total of approximately 7,000 stores we have identified as appropriate targets. We are continuing to develop products that are responsive to consumer demand in our markets internationally.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 15 — Exhibits and Financial Statement Schedules, page 45

6.	We note your presentation of the ratio of earnings to fixed charges on page 23. Please disclose how you calculated the ratio either in footnote (7) to the selected financial data table or by filing Exhibit 12 to your Form 10-K. See Item 503(d) and Item 601 of Regulation S-K.

Item 503(d) of Regulation S-K, ratio of earnings to fixed charges, requires the presentation of a ratio of earnings to fixed charges if a Company registers debt securities or registers preference equity securities. As result of the redemption in 2006 of the Company’s 10 1\4% Senior Subordinated Notes Due 2010 as of December 31, 2006, the Company did not have any outstanding registered debt securities or preference equity securities. Accordingly, the Company will no longer disclose the ratio of earnings to fixed charges for each of the last five fiscal years, as shown in the table included in response to Comment 2, we will delete the ratio from the Selected Financial Data table.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 8 — Financial Statements , Consolidated Statements of Stockholders’ Equity, page F-5

7.	Rather than presenting just one column showing the changes in the number of common shares outstanding between periods, please instead include one column for changes in the number of common shares issued and one for shares held as treasury stock.

The Company will disclose in future filings one column for changes in the number of common shares and one for shares held in treasury stock in the Consolidated Statements of Stockholders’ Equity. The following presents the proposed disclosure:

	Common Shares		Treasury Shares		Preferred Stock	Additional Paid in Capital	Deferred Stock Compensation	Retained (Deficit) / Earnings	Accumulated Other Comprehensive Income	Total
	Shares	At Par	Shares	At Cost
Balance, December 31, 2004	98,194	$982	—	$—	$—	$253,134	$(5,079)	$(52,623)	$17,207	$213,621
Comprehensive Income:
Net income								99,329		99,329
Foreign currency adjustments									(16,070)	(16,070)

Total Comprehensive Income								99,329	(16,070)	83,259
Exercise of stock options	1,094	10	(73)	782		2,220		(461)		2,551
Tax adjustments related to stock compensation						15				15
Treasury stock repurchased	(6,840)		6,840	(76,000)						(76,000)
Amortization of unearned stock-based compensation							2,883			2,883

Balance, December 31, 2005	92,448	$992	6,767	$(75,218)	$—	$255,369	$(2,196)	$46,245	$1,137	$226,329
Comprehensive Income:
Net income								$112,322		112,322
Foreign currency adjustments									2,855	2,855

Total Comprehensive Income								112,322	2,855	115,177
Exercise of stock options	2,049		(2049)	22,265		57		(17,959)		4,363
Tax adjustments related to stock compensation						7,631				7,631
Treasury stock repurchased	(11,275)		11,275	(144,000)						(144,000)
Amortization of unearned stock-based compensation						1,652	2,196			3,848

Balance, December 31, 2006	83,222	$992	15,993	$(196,953)	$—	$264,709	$—	$140,608	$3,992	$213,348

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Item 8 — Financial Statements, Consolidated Statements of Stockholders’ Equity, page F-5

8.	Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

The Company will disclose in future filings the income tax expense or benefit allocated to each component of Accumulated Other Comprehensive Income.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 1 — Summary of Significant Accounting Policies. page F-7 , Advertising Costs, page F-1l

9.	If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in ETTF 01-9.

As of December 31, 2006, the Company did not offer cooperative advertising fees, slotting fees or have buydown or other payments to resellers that fall within the scope of EITF 01-09.

The Company does extend volume discounts to certain customers and reflects these amounts as a reduction of revenue. The Company will disclose in future filings that revenue is recorded net of discounts in the Summary of Significant Accounting Policies, footnote 1(p), “Revenue Recognition”: on page F-11 of the 2006 Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 7 — Commitments and Contingencies. page F-21

10.

Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

The Company owns its three manufacturing facilities and substantially all of the equipment in those facilities. The Company does not own Retail outlets. Our sales distribution subsidiaries have lease agreements for office and warehouse space. The Company’s policy is to recognize expense for lease payments, including those with escalating provisions, on a straight-line basis over the lease term and to amortize lease incentives over the life of the lease agreement. The Company will disclose in future filings the accounting policy related to lease expense recognition in the Commitments and Contingencies, footnote 7(a), “Lease Commitments” on page F-21 of the 2006 Form 10-K:

(a)	Lease Commitments—The Company has various operating leases that call for annual rental payments due in equal monthly installments and a lease with a rent free occupancy period. The Company’s policy is to recognize expense for lease payments, including those with escalating provisions, and rent free periods on a straight-line basis over the lease term. Operating lease expenses were $4,926, $3,578; and $4,226 for the years ended December 31, 2006, 2005 and 2004 respectively.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 7 — Commitments and Contingencies. page F-21

11.	Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding your operating leases, as applicable.

Operating lease, rental expense for each year for which an income statement is presented is included in the “Commitments and Contingencies”, footnote 7(a), “Lease Commitments” on page F-21 of the 2006 Form 10-K.

Other disclosures required by paragraphs 16(c) and (d) of SFAS 13 related to minimum rentals, contingent rentals, sublease rentals, renewal or purchase options and restrictions imposed by leases do not apply as the Company is currently not a party to lease arrangements that contain these provisions.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 7 — Commitments and Contingencies. page F-21

12.	Regarding the legal claims of which you are party to, please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Consistent with SFAS 5, paragraph 10, the Company disclosed legal claims that are reasonably possible of loss. The disclosure indicates the nature of the contingency and that the outcome cannot be reasonably predicted. As of December 31, 2006 and September 30, 2007 no estimate of possible loss or range of loss could be made for the items. The Company will include in future filings a statement after each legal claim discussed in the Commitments and Contingencies, footnote 7(c) “Litigation”, an estimate of the possible loss or range of loss or state that such an estimate cannot be made, as appropriate.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 12— Earnings Per Share, page F-26

13.	Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

The Company excludes restricted stock units from the computation of basic earnings per share. However, upon the satisfaction of the vesting requirements the restricted stock units are included in the computation of basic earnings per common share.

The Company includes restricted stock units in the computation of diluted earnings per common share in accordance with the provisions of SFAS 128.

Consistent with Regulation S-X, Item 4-02 and SFAS 128, the treatment of restricted shares in computing basic and diluted earnings per common share has not been disclosed since it was not material in 2006, 2005 and 2004. The Company only had approximately 35 restricted stock units outstanding as of December 31, 2006.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

Note 13— Business Segment Information, page F-26

14.	Please disclose the types of amounts included in the corporate line item of the operating income (loss) section and total assets section for each period presented.

The Company operates in 2 business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on fundamental differences in their geographies. Prior to the Company’s Form 10-Q for the second quarter of 2007, the Company separately presented corporate line items, with Corporate office operating expenses primarily consisting of corporate salaries and benefits and audit and professional fees, and Corporate assets primarily consisting of advances to and from subsidiaries and investments in subsidiaries, which are eliminated in consolidation, in the business segment disclosure. Beginning with the second quarter of 2007, the Company no longer presented a corporate line item and disclosed this change in the notes to the financials statements included in the Company’s Form 10-Q filing for the second quarter of 2007. The Company will continue to present the segment information in this manner prospectively.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2006

General

15.	Please address the above comments in your interim filings as well.

The Company’s Form 10-Q for the third quarter of 2007 was filed on November 1, 2007. The comments above will be addressed in future annual and interim filings.

COMPENSATION DISCUSSION AND ANALYSIS, page 15

16.	Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Please note that our Compensation Committee has not created any targeted parameters or targeted percentile ranges for compensation for our Named Executive Officers as compared to the peer group. To address Comment 16 to provide additional disclosure addressing how each element of compensation relates to the data analyzed from the peer group (as well as to address Comment 17 through 21) we will expand our disclosure on pages 15 - 20 of the Proxy Statement as follows:

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee of our Board of Directors has responsibility for establishing, monitoring and overseeing our Company’s compensation philosophy and objectives. In the paragraphs that follow, we provide an overview and analysis of our compensation philosophy, the material compensation decisions we have made with respect to our compensation philosophy and the material factors that we considered when making those decisions.

Throughout this proxy statement, those persons who served as (i) our principal executive officer during the year ended December 31, 2006, (ii) our principal financial officer during the year ended December 31, 2006 and (iii) our other three most highly compensated executive officers for the year ended December 31, 2006 are collectively referred to as our “Named Executive Officers”.

Compensation Philosophy and Objectives

Our senior management compensation plan is designed to attract, motivate and retain our management talent and to reward our management for strong Company performance and successful execution of our key business plans and strategies. We believe that our compensation philosophy aligns management incentives with the long-term interests of our stockholders. We compensate our senior management through a mix of base salary, annual cash bonus and equity compensation that ties pay to performance. Our mix of these elements varies by employee, and we do not have a specific targeted mix among base salary, cash bonus and equity compensation. Consistent with our compensation philosophy, a majority of the potential compensation for senior management is considered “at risk” based on Company and individual performance, continued employment or both. We currently do not offer any long-term compensation plans, deferred compensation plans, retirement plans (other than our 401K plan) or performance based equity awards to any of our employees.

Compensation Process

The Compensation Committee reviews our Chief Executive Officer’s compensation annually and makes determinations regarding annual merit increases, annual General Cash Bonus and equity compensation. The Chief Executive Officer reviews all other Named Executive Officer’s compensation annually and makes recommendations to the Compensation Committee regarding annual merit increases and General Cash Bonuses (as discussed below). The Board, upon recommendation of the Compensation Committee, reviews and approves the compensation for our executive officers, other than our Chief Executive Officer. The Named Executive Officers meet annually to review the performance of each senior manager and subsequently meet with the appropriate senior manager to review the performance of each applicable employee of the Company. The conclusions reached and recommendations made with respect to employees other than the Named Executive Officers, including salary adjustments, are based on the reviews and presented to the Chief Executive Officer for approval, with any equity awards to be approved by the Compensation Committee.

In 2005, the Compensation Committee engaged Frederick W. Cook & Co., Inc. (Cook), an executive compensation consultant, to provide a study to assist in evaluating our overall compensation structure. The following peer group of branded consumer products companies were independently selected to assess the competitiveness and cost effectiveness of our executive compensation plan:

Polo Ralph Lauren

Harman International

Steelcase

Tiffany

Timberland

Coach

Fossil

Oakley

Nautilus

Quicksilver

Tupperware

K2

Columbia Sportswear

Ethan Allen

Callaway Golf

Krispy Kreme

Select Comfort

In selecting the peer group, Cook included branded consumer products that had comparable revenues, net income, market capitalization and stockholder return. Although each of the companies evaluated had different compensation structures, our Compensation Committee, based on the Cook study, determined that our overall compensation structure was competitive and no significant modifications were made.

The Compensation Committee also engaged Cook in April 2006 and June 2006 to develop reports for the compensation of our Named Executive Officers. The April 2006 report was performed to assist the Compensation Committee with the determination of the compensation of the Company’s newly-appointed Chief Executive Officer. In preparing the April 2006 report, Cook adjusted the peer group discussed above by removing six companies (Coach, Harman, Polo-Ralph Lauren, Reebok and Adidas) because they were either significantly larger or smaller than the Company. Cook also added eight companies to the peer group (Central Garden & Pet, Elizabeth Arden, Guess, Nu Skin, Phillips-Van Heusen, Sealy, Under Armour, and Wolverine World Wide) based on their similar size to the Company in terms of annual revenues and market-capitalization value.

The April 2006 report analyzed the overall compensation structure for the Company’s Chief Executive Officer. The Compensation Committee used the April 2006 report in finalizing the terms of the employment agreement with H. Thomas Bryant in June 2006, including his base salary and targeted bonus.

The two reports completed by Cook in June 2006 addressed the equity compensation plan for our Chief Executive Officer and the other top five executive officers. The June 2006 reports used the same peer group as created in April 2006. As part of these reports Cook summarized the competitive data and comparisons of the Company’s CEO and other Named Executive Officers to the comparable competitive market data for executive officers at comparable levels in the peer group. Based on these reports, Cook reported that on average base salaries for the Company’s Named Executive Officers approximate the market median, and determined that target total annual compensation for the Company’s Named Executive Officers was at or below the market median as compared to the peer group. With respect to long term incentive compensation, the Cook reports provided data for the peer group regarding annualized long term incentive grant values. However, because we have made multi-year grants of options to our Named Executive Officers rather than annual option grants, Cook did not include a comparison of the Company’s long term incentive grant compensation to the market data. Upon reviewing the results of the June 2006 reports, the Compensation Committee determined that no further overall changes to the equity compensation structure for the Named Executive Officers were required at that time.

2006 Compensation Components

Based on our compensation philosophy for 2006, the principal components of our compensation were:

•	Base salary

•	Annual Cash Bonus

•	Equity Compensation

Base Salary

In determining the annual base salary for our senior management, including each of our Named Executive Officers, our goal is to provide a reasonable level of guaranteed compensation. Each individual’s initial or starting base salary is a result of the person’s previous experience, prior compensation history and the current compensation level of other senior managers within the Company with similar experience and responsibility.

All of our employees, including each of our Named Executive Officers and senior managers, are required to establish individual objectives at the beginning of each year. Each employee’s set of objectives are approved by their supervising manager with each of the employee’s objectives to be consistent with our core values and our strategic objectives. In the case of Mr. Bryant, our President and Chief Executive Officer, the goals and objectives are approved by the Compensation Committee. All other Named Executive Officers’ objectives are initially approved by Mr. Bryant, subsequently reviewed by our Compensation Committee and upon recommendation from the Compensation Committee, approved by the Board. Each employee’s performance is reviewed annually and merit increases to an individual’s base salary are aligned with overall Company and individual performance and successful execution of their individual objectives.

With respect to our employees, including our Named Executive Officers, the target merit increase in any year is based on prevailing market practices and economic conditions. For 2006, the target merit increases were 4% for all employees, including Named Executive Officers, which is consistent with our analysis of prevailing market conditions and consistent with our philosophy of emphasizing performance based compensation. Similarly, in 2007, the target merit increases were 4%, with the merit increases for our Named Executive Officers ranging from 4% to 6%.

The table below sets forth the amount of each Named Executive Officer’s base salary increase based on their individual performance and execution of their objectives for the applicable year, expressed as a percentage of their base salary immediately prior to the increase, is set forth below was as follows:

	Base Salary Merit Increase
Named Executive Officer	2007		2006
H. Thomas Bryant	4%		4	% (1)
Robert B. Trussell, Jr.	N/	A (1)	4%
Dale E. Williams	5%		4%
Matthew D. Clift	6%		4%
David Montgomery	4%		4%
Rick Anderson	5%		N/	A (2)

(1)	In April 2006, Mr. Trussell retired as our Chief Executive Officer and remained on our Board of Directors in the position of Vice Chairman, and Mr. Bryant was appointed to the position of President and Chief Executive Officer. At the time of his appointment, Mr. Bryant’s salary was increased due to his promotion by $176,000, or 42% of his salary immediately prior to the increase.

(2)	Mr. Anderson joined us in July 2006.

Annual Cash Bonuses

The annual cash bonus for each senior manager is linked to specific financial and operating targets or strategic initiatives. Our senior managers are eligible to receive annual cash bonuses set at a targeted percentage of their base salary. The Compensation Committee believes senior management, such as the Named Executive Officers, who hold positions affording them the authority to make critical decisions affecting the Company’s overall performance, should have a material percentage of their annual compensation contingent upon the Company’s performance.

The Compensation Committee’s practice has been to set the targeted annual cash bonus level for the chief executive officer at 100% of his base salary and the targeted annual cash bonus level for each of the other Named Executive Officers at 50% of their base salaries. The following table sets forth the targeted annual cash bonus levels for each Named Executive Officer shown as a percentage of their base salaries:

	Targeted Annual Cash Bonus
Named Executive Officer	2007		2006
H. Thomas Bryant	100%		100%
Robert B. Trussell, Jr.	N	/A (1)	100	%(1)
Dale E. Williams	50%		50%
Matthew D. Clift	50%		50%
David Montgomery	50%		50%
Rick Anderson	50%		50	%(2)

(1)	In April 2006, Mr. Trussell retired as our Chief Executive Officer. For the year 2006, Mr. Trussell’s bonus target was 100% of his base salary; however, as Mr. Trussell had retired at the time of the Annual Cash bonus payout, he did not receive any portion of this payment.

(2)	Mr. Anderson joined us in June 2006. As a result, his bonus target for the year was pro-rated to match his salary earned for 2006.

The Annual Cash bonus for our Named Executive Officers is comprised of two components: (i) Performance Cash bonus and (ii) General Cash bonus. Two-thirds of the Annual Cash bonus is derived from the Performance Cash bonus and one-third is derived from the General Cash bonus. The Performance Cash bonus is tied to the Company’s achievement of specific financial targets. The General Cash bonus portion primarily relates to the successful execution of individual objectives established at the beginning of each year.

In 2006, the Performance Cash bonus for each of our Named Executive Officers was based on targeted net sales and earnings (i.e., net income) before interest and taxes (or “EBIT”). These performance targets were selected to motivate the Named Executive Officers to achieve profitable business growth consistent with the Company’s long-term financial objectives. The Named Executive Officers Performance Cash bonus was established using a matrix to allow for payments between 50% and 200% of their targeted Performance Cash bonus, depending on the level of the Company’s net sales and EBIT for 2006. The matrix expressed a range of targets for total net sales and EBIT as established by the Compensation Committee. At the time the Compensation Committee set the targets for the Performance Cash bonus, the Committee believed that these targets were commensurate with the long-term growth objectives of our business and reflected a performance that would require strong operating execution. Our Compensation Committee considered the target levels for 2006 to be challenging for executives to achieve and that they required our management to significantly increase our net sales and EBIT from 2005. A failure to meet the minimum requirement would result in no bonus payment under the Performance Cash bonus component of the Annual Cash bonus plan. In calculating the Performance Cash bonus payment, the Compensation Committee may consider material, unanticipated or unusual events that have affected the financial target.

The General Cash bonus component of the Named Executive Officer Annual Cash bonus is heavily weighted toward the successful completion of individual objectives. Their individual objectives are subjectively developed, evaluated and applied and are not based upon a mathematical formula. In the case of Mr. Bryant, our President and Chief Executive Officer, the goals and objectives are approved by the Compensation Committee. All other Named Executive Officers’ goals and objectives are initially approved by Mr. Bryant, subsequently reviewed by the Compensation Committee and, upon recommendation by the Compensation Committee, approved by the Board. The determination of whether the Annual Cash bonus objectives have been met is based on the subjective determination of the Compensation Committee, and in exercising this discretion the Compensation Committee has looked broadly at the overall performance of the applicable Named Executive Officers and the Company.

For 2006, the Company’s net sales were $945,045 and the Company’s EBIT was $198,685, and as a result each Named Executive Officer received 77.5% of the targeted Performance Cash bonus component. In addition, each Named Executive Officer’s General Cash bonus component was paid out at 100% of their respective target. As a result, as a group, the Named Executive Officers received 85.0% of their targeted Annual Cash bonus potential for 2006. The Annual Cash bonus plan for 2007 is consistent with the bonus plan for 2006, with the financial target matrix updated for new net sales and EBIT targets for 2007.

The Performance Cash bonus goals, represented by the targeted net sales and EBIT, and the General Cash bonus goals, represented by the individual goals, are designed to focus the Named Executive Officers on individual behaviors that support the overall performance and success of our Company. Individual and Company goals are set with a reasonable level of difficulty that requires the Company and Named Executive Officers to perform at a high level in order to meet the goals and objectives and the likelihood of attaining these goals and objectives is not assured.

The remainder of our senior management team have diverse performance goals and receive Performance Cash bonuses set at a targeted percentage of their base salary that are tied to the Company’s and business units’ goals. The Named Executive Officers retain the right to adjust Performance Cash bonus payments for the remaining senior managers based on individual and Company performance. The discretionary component of senior management’s Performance Cash bonus is not formally based on a mathematical formula.

Equity Compensation

Members of senior management, including our Named Executive Officers, are eligible to receive equity compensation awards under our equity incentive plans. We believe that providing equity awards as a component of compensation for senior managers aligns the interests of senior managers with the interests of our stockholders. In addition, we believe that stock options provide an additional method of compensation where the return for each senior manager is directly tied to the stockholder’s return on their investment. Our stock option awards are service based and typically have a four year vesting cycle.

Under our equity compensation design, the timing and size of the awards differ between Named Executive Officers and all other members of senior management. Our Named Executive

Officers typically receive stock option awards in their first year of employment and receive awards approximately every 4 years when their previous awards become fully vested. This practice is designed to provide the Named Executive Officer a long-term focus that allows them to manage the business for the long term and aligns the interest of stockholders rather than managing for the short term. In contrast, members of senior management other than our Named Executive Officers typically receive grants on an annual basis based on their job level at the time and their individual and Company performance for the year.

In June 2006, Mr. Bryant received a stock option award grant of 700,000 shares. At that time, Mr. Bryant was promoted to President and Chief Executive Officer, and his previous option grant in the amount of 964,713 shares of common stock was nearly vested. In June 2006, Mr. Montgomery received an award of 350,000 stock options and Mr. Williams received an award of 250,000 stock options as their previous grants were nearly vested. Mr. Anderson received two grants of stock options in 2006. Mr. Anderson joined us in June 2006, upon hiring we granted Mr. Anderson stock options for the 100,000 shares. In December 2006, we granted Mr. Anderson options for 75,000 shares based on his performance and to align his outstanding equity incentive with the other members of the Named Executive Officer team. In 2004, we granted restricted stock units to Mr. Clift in connection with his initial compensation package with the Company. This award was provided to Mr. Clift in order to offset lost equity compensation from his previous employer. Because Mr. Clift’s awards are still vesting, he was not awarded any equity incentive grants in 2006. Mr. Trussell received a grant of 12,000 stock options for his role as a non-employee director on our Board in 2006. In setting the size of these equity awards, the Compensation Committee takes into account a number of factors, including the executive officer’s position with the Company, prevailing market conditions and the overall size of the executive officer’s compensation package, as well as the studies completed by Cook, the executive compensation consultant.

The remaining senior managers typically receive grants on an annual basis based on their individual and the Company’s performance. Historically, these awards are granted by the Compensation Committee in December of each year to coincide with annual performance reviews and completion of the budget cycle. These awards typically have ranged between 5,000 and 35,000 stock options. In addition, individual stock option awards are granted throughout the year as needed with respect to hiring new members of senior management or promotions of employees into senior management positions. These awards also typically have ranged between 5,000 and 35,000 stock options.

Other Benefits

We offer a 401K plan to all of our employees, including our senior management and Named Executive Officers. The plan is designed to allow employees to defer current earnings and recognize them later in accordance with statutory regulations when their individual income tax rates may be more beneficial. The Company typically matches 100% of the first three percent of each employee’s salary that is deferred and 50% of the fourth and fifth percent of salary deferred. However, the decision to make the match is at the sole discretion of the Company. The Company made the matching contribution in 2006 for all participating employees.

The Company does not have any defined contribution and defined benefit pension plans and there are no alternate plans in place for senior management. In April 2006, Mr. Trussell retired as Chief Executive Officer of Tempur-Pedic International and remained on the board of Directors as Vice Chairman. At the time of his retirement, Mr. Trussell received cash compensation of $43,600 related to the unused accumulated vacation time that he had accrued. No other payments were made to Mr. Trussell.

The Company also has various broad-based employee benefit plans. Named Executive Officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may. The Named Executive Officers receive an annual car allowance.

Each of our Named Executive Officers is a party to an employment agreement with the Company. These employment agreements provide for severance arrangements in the event of employment in certain circumstances and also provide for non-competition, non-solicitation and confidentiality agreements. These severance arrangements are discussed in more detail below under “Potential Payments Upon Termination Or Change In Control”. The employment agreements for the Named Executive Officers other than Mr. Bryant were put in place at the time they became employees with the Company (in certain cases, prior to the Company’s initial public offering in 2003) and Mr. Bryant’s employment agreement was put in place in 2002 and amended in its entirety when he became CEO in 2006. We believe that these agreements, including the severance provisions, are necessary to allow us to be competitive in recruiting and retaining top talent for executive officer positions. The Compensation Committee has not to date believed it necessary to revise the severance and related terms in these employment agreements. However, as part of its analysis of the reasonableness of each individual element of compensation and each Named Executive Officer’s compensation package as a whole, the Committee expects that it will conduct an analysis of each of these arrangements for reasonableness and market competitiveness.

Tax and Accounting Implications

Deductibility of Compensation

Section 162(m) of the Code limits the Company’s deduction for compensation paid to the executive officers named in the Summary Compensation Table to $1 million unless certain requirements are met. For 2006, the requirements for deductible compensation under Section 162(m) were met for all executive officers. The policy of the Compensation Committee with respect to Section 162(m) is to establish and maintain a compensation program that will optimize the deductibility of compensation. However, the Compensation Committee may exercise its right to use judgment, where appropriate to respond to changing business conditions or to an executive officer’s individual performance, to authorize compensation which may not in a specific case, be fully deductible by the Company.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments, including its Equity Incentive Plans and Employee Stock Purchase Plans, in accordance with FASB Statement 123(R), “Share Based Payments.”

COMPENSATION DISCUSSION AND ANALYSIS, page 15

17.	We note your statement that the specific target metrics used by the company and individual goals is confidential commercial and financial information of the company and disclosure of which would result in competitive harm to your company. To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis, in conjunction with future filings, a detailed explanation for such conclusion. Please also disclose more detail about how difficult or likely it will be for the registrant to achieve the undisclosed target levels or other factors. Please provide as much detail as necessary without disclosing information that would result in competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please provide disclosure that addresses the relationship between historical and future achievement.

Please see our enhanced disclosure in response to Comment 16 above.

COMPENSATION DISCUSSION AND ANALYSIS, page 15

18.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

To address this Comment 18, we will expand our disclosure with respect to annual cash bonuses to disclose the Compensation Committee’s practice with respect to setting the CEO’s targeted annual cash bonus level at 100% of base salary and the Named Executive Officers at 50% of base salary. In addition, we will revise our disclosure regarding option vesting upon a change of control to reflect different vesting provisions. Please see our enhanced disclosure in response to Comment 16 above and Comment 19 below.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL, page 26

19.	Please revise to define the terms “without cause,” “for good reason,” and “change in control”.

To address this Comment 19 (as well as Comments 18 and 20), we will expand our disclosure on pages 27 to 28 of the Proxy Statement as follows:

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

Employment Arrangements

On June 29, 2006 we entered into an amended and restated employment agreement with H. Thomas Bryant, effective April 28, 2006, providing for his employment as President and Chief Executive Officer. The agreement has an initial term of two-years and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Bryant’s agreement provides for an annual base salary of $600,000, subject to annual adjustment by our Board of Directors beginning January 1, 2007, a variable performance bonus set to a target of Mr. Bryant’s base salary if certain criteria are met, and options to purchase shares of our common stock.

On July 11, 2003, we entered into an executive employment agreement with Dale E. Williams, providing for his employment as Senior Vice President and Chief Financial Officer, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $225,000, subject to annual adjustment by our Board of Directors beginning January 1, 2004, a variable performance bonus set to a target of Mr. Williams’ base salary if certain criteria are met, and options to purchase shares of our common stock.

On September 12, 2003, we entered into an executive employment agreement with David Montgomery, effective February 24, 2003, providing for his employment as Executive Vice President and President, Tempur-International Limited, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement provides that employment shall continue unless and until terminated by either party. Mr. Montgomery may terminate employment with six months written notice. We may terminate employment with 12 months written notice. The agreement provides for an annual base salary of £192,500, subject to an annual adjustment of our Board of Directors on or about January 1 of each year beginning with January 1, 2004, and a variable performance bonus set to a target of Mr. Montgomery’s base salary if certain criteria are met.

On December 1, 2004, we entered into an executive employment agreement with Matthew D. Clift, providing for his employment as Executive Vice President, Operations or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $300,000, subject to annual adjustment by our Board of Directors beginning January 1, 2006, a variable performance bonus set to a target of Mr. Clift’s base salary if certain criteria are met, a one-time hiring bonus, options to purchase shares of our common stock, and a grant of restricted stock units.

On July 6, 2006, we entered into an executive employment agreement with Rick Anderson, effective July 18, 2006, providing for his employment as Executive Vice President, President

North America or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $300,000, subject to annual adjustment by our Board of Directors beginning January 1, 2007, a variable performance bonus set to a target of Mr. Anderson’s base salary if certain criteria are met, a one-time hiring bonus and options to purchase shares of our common stock.

By the terms of their employment agreements Mr. Bryant, Mr. Williams, Mr. Montgomery, Mr. Clift and Mr. Anderson are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for one or two years following their employment and working with or for any competing companies during their employment and for one or two years thereafter.

All other senior managers are deemed to be “at will” employees and are not under contract. As such, there are no formal policies regarding severance benefits for these employees.

Termination of Employment Arrangements and Change in Control Arrangements

The Company’s Named Executive Officers’ employment, stock option and restricted stock unit award agreements provide certain protections to the Named Executive Officers in the event of their termination as summarized in the following table (additional details and the complete definitions can be found in the actual employment, stock option and restricted stock award agreements, which have been filed with the SEC):

Severance. Generally, if Mr. Bryant is terminated without cause or resigns for good reason, he will receive 2 years of base salary and any unpaid base salary, the value of any accrued unused vacation, a pro-rata portion of any performance bonus, reimbursement of expenses, and any stock options to which he is entitled under his stock option agreements.

If any of the other named executive officers is terminated without cause or resigns for good reason, he will receive 12 months of base salary and any unpaid base salary, the value of any accrued unused vacation, a pro-rata portion of any performance bonus, reimbursement of expenses, and any stock options and/or restricted stock units to which he is entitled under his stock award agreements. However, Mr. Williams’ agreement provides for a six month severance period, and Mr. Montgomery’s agreement generally provides that he will receive his yearly salary plus medical and insurance benefits for 12 months, as well as his annual auto allowance and annual pension benefits.

Benefit Continuation. If Mr. Bryant is terminated without cause or resigns for good reason, he will continue to participate in the Company’s retirement plans for an additional 2 years. If any of the other named executive officers is terminated without cause or resigns for good reason, he will continue to participate in the Company’s retirement plans for an additional 12 months. However, Mr. Williams’ agreement provides for a six month period.

Equity Vesting Acceleration. Under his Stock Option Agreement dated September 30, 2003, a pro-rata portion of the next quarterly vesting amount of Mr. Bryant’s stock option vest immediately if he is terminated without cause or resigns for good reason. Mr. Bryant’s Stock

Option Agreement dated June 26, 2006 provides that if (a) he is terminated without cause or resigns for good reason, any unvested options will accelerate for the one period after his employment ends; and (b) if his employment ends as a result of death or disability, 50% of his unvested options accelerate immediately.

For the other named officers, under stock option award agreements entered into pursuant to the 2002 Stock Option Plan, a pro-rata portion of the next quarterly vesting amount of that employee’s stock option vest immediately if he is terminated without cause or resigns for good reason.

For the other named executive officers, there is no acceleration of vesting of equity upon termination under stock option agreements entered into pursuant to the 2003 Equity Incentive Plan, except for Mr. Clift. Mr. Clift’s restricted stock units vest immediately if he is terminated without cause, if his employment ends as a result of death or disability, or if he resigns for good reason.

Receipt of any severance and benefits is conditioned on the Named Executive Officer signing a release and waiver of claims in a form satisfactory to the Company. No Named Executive Officers are entitled to gross-ups associated with taxes owed on Change in Control payments or taxes due to Code Section 280G.

Certain Definitions

“Good Reason.” Mr. Bryant’s employment agreement generally defines “Good Reason” as relocation of his principal workplace, his demotion from his position as Chief Executive Officer, or the Company’s material breach of his employment agreement. The employment agreements for Messrs. Williams, Clift and Anderson generally define “Good Reason” as relocation of their principal workplace, or the Company’s material breach of their employment agreements.

“For Cause.” The employment agreements for Messrs Bryant, Williams, Clift and Anderson each generally define “For Cause” as the (a) employee’s willful and continued failure to substantially perform his assigned duties with the Company,(b) employee’s willful engagement in illegal conduct, (c) employee’s conviction of, or guilty plea or nolo contendere to, any felony, or (d) employee’s commission of an act of fraud, embezzlement, or misappropriation against the Company, including, but not limited to, the offer, payment, solicitation or acceptance of any unlawful bribe or kickback with respect to the Company’s business. Mr. Montgomery’s employment agreement does not provide for a “For Cause” termination, but does provide that he can be immediately terminated upon written notice on a variety of grounds, including a serious breach of his employment agreement, gross misconduct or any willful neglect in the discharge of his duties.

“Change of Control.” The 2002 Stock Option Plan does not employ this term. However, under stock option award agreements entered into pursuant to that Plan, 50% of unvested stock options shall immediately vest upon (a) any sale of all or substantially all of the assets of the Company and its subsidiaries, or (b) any merger or consolidation of the Company, or any transaction as a result of which the Company is acquired by the purchase of a majority of its outstanding Common Stock, as a result of which, in each such case, the holders of a majority of the outstanding Common Stock before such merger, consolidation or sale cease to hold, directly or indirectly, a majority of the Common Stock of the Company or a majority of the common stock of the successor to the Company immediately following such merger, consolidation or sale.

Under the 2003 Equity Incentive Plan, “Change of Control” is generally defined as an acquisition of a third party, unless the Company’s existing stockholders continue to hold at least 50% of the outstanding stock; (b) an acquisition of more than 50% of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders that the Board does not recommend the stockholders accept; (c) over a period of 36 consecutive months or less, there is a change in the composition of a majority of the Board, without the approval of existing Board members; or (d) if a majority of the Board votes in favor of a decision that a Change in Control has occurred.

For the Named Executive Officers’ stock option and restricted stock unit award agreements entered into pursuant to the 2003 Equity Incentive Plan, except for Mr. Bryant whose stock options do not accelerate, upon a change in control (a) any outstanding stock options or stock appreciation rights that are not fully exercisable shall accelerate and become exercisable with respect to 50% of those shares which are not then exercisable, (b) any risk of forfeiture applicable to restricted stock and restricted stock units which is not based on achievement of performance goals shall lapse with respect to 50% of the restricted stock and restricted stock units still subject to such risk of forfeiture, and (c) all outstanding restricted stock and restricted stock unit awards conditioned on the achievement of performance goals shall be deemed to have been satisfied as to a pro rata number of shares based on the assumed achievement of all relevant performance goals and the length of time within the performance period which has elapsed prior to the Change in Control.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL, page 26

20.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, you should discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Please see our enhanced disclosure in response to Comment 19 above.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL, page 26

21.	Please expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements.

Please see our enhanced disclosure in response to Comment 16 above.

In connection with the above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 514-4757 or Anita Nesser, our Vice President and Corporate Counsel at (859) 514-4655 with any questions you may have.

Sincerely,

/s/ Dale E. Williams
Dale E. Williams
Chief Financial Officer